UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-19655

(Check One)  ☒ Form 10-K  ☐ Form 20-F ☐ Form 11-K

☐Form 10-Q  ☐ Form N-SAR

For Period Ended: October 1, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained here.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TETRA TECH, INC.

Full Name of Registrant

3475 East Foothill Boulevard

Address of Principal Executive Office (Street and Number)

Pasadena, California 91107

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                                (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐                                    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                                                (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Tetra Tech, Inc. (the “Company”) is unable to file timely its Form 10-K for the fiscal year ended October 1, 2006 without unreasonable effort or expense for the reason described below.

As part of the periodic review by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC" or the "Staff") the Company has received and responded to a number of comments on the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2005 and its Quarterly Reports on Form 10-Q for the quarters ended January 1, 2006, April 2, 2006 and July 2, 2006.  The Company is working to complete this comment letter process with the Staff prior to filing its fiscal 2006 Form 10-K and will incorporate the SEC’s recommendations to clarify and expand the Company’s disclosures concerning its fiscal 2005 goodwill impairment charge in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K for the fiscal year ended October 1, 2006.

The Company is continuing to discuss with the Staff its accounting for the goodwill impairment charge recorded in fiscal 2005.  While the Company believes that the timing, methodology and calculation of that charge were appropriate pursuant to SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company desires to complete this comment letter process prior to the filing of its Annual Report on Form 10-K for the fiscal year ended October 1, 2006.

The Company intends to complete this process and file its Annual Report on Form 10-K for the year ended October 1, 2006 within the fifteen-day extension period provided under Rule 12b-25, but there is no assurance that this will occur.

PART IV — OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

David W. King

(626) 351-4664

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

 ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

On November 15, 2006, the Company released a summary of its unaudited financial results for the fiscal year ended October 1, 2006.  While the Company believes that its previously reported financial position, operating results and cash flows for the prior year are fairly presented in accordance with generally accepted accounting principles, the review process presently underway with the SEC involves a process which may call into question the Company's accounting for the goodwill impairment charge recorded in that fiscal year.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TETRA TECH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2006	By:	/s/ David W. King
Executive Vice President and Chief Financial Officer